8180 Greensboro Drive
Suite 785
McLean, Virginia 22102-3888
Telephone (703) 883-1100
Facsimile (703) 883-2511
Email: jbreyer@b-a.net
Breyer & Associates pc	*Not admitted in Virginia
Attorneys At Law*

October 7, 2010

Via EDGAR and Hand Delivery

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Kathryn Sears McHale
Staff Attorney

	Re:	Anchor Bancorp
Amendment Number 3 to Registration Statement on Form S-1
File No. 333-154734

Dear Ms. McHale:

On behalf of Anchor Bancorp, Lacey, Washington (“Company”), enclosed is a copy of pre-effective Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-1 (“Form S-1”), including exhibits, which is being filed today via EDGAR.

The revisions contained in Amendment No. 3 were made primarily in response to comments received from the Staff of the Securities and Exchange Commission (“SEC”). All changes have been marked. The responses below are numbered to correspond to the numbers on the SEC comments and the enclosed copy of Amendment No. 3 contains numbered references to each comment in the right margin.

Summary

Overview, page i

1.	Please add a separate section to the Summary which accurately reflects the Cease and Desist Order and:

	a.	quantifies the capital requirements;

Securities and Exchange Commission	Breyer & Associates pc
October 7, 2010

b.
discloses that you were ordered by the FDIC and the State of Washington Department of Financial Institutions in the Cease and Desist Order issued against you to maintain heightened capital requirements

c.	discloses whether you are currently in compliance with those capital requirements;

d.	details how much capital you need to meet those requirements; and

e.	discusses the consequences of failing to meet the capital requirements.

Response – We have added a new section entitled “Background of the Offering” on pages ii through iv of the prospectus in response to this comment.

2.	In addition, please disclose that the federal and state banking regulators “had reason to believe that the Bank had engaged in unsafe or unsound banking practices and violations of law and/or regulations” and ordered you to undertake twelve major affirmative actions to correct the “unsafe and unsound practices.” Disclose that based on this finding, they ordered you to cease and desist from the following unsafe and unsound banking practices:

	a.	operating with management whose policies and practices are detrimental to the Bank and jeopardize the safety of its deposits;

	b.	operating with a board of trustees which has failed to provide adequate supervision over and direction to the active management of the Bank;

	c.	operating with inadequate capital in relation to the kind and quality of assets held by the Bank;

	d.	operating with an inadequate loan valuation reserve;

	e.	operating with a large volume of poor quality loans;

	f.	engaging in unsatisfactory lending and collection practices;

	g.	operating in such a manner as to produce operating losses; and

	h.	operating with inadequate provisions for liquidity.

Response - This information was added to the new section entitled “Background of the Offering” on pages ii and iii of the prospectus in response to this comment.

Securities and Exchange Commission	Breyer & Associates pc
October 7, 2010

The Companies, page ii

3.	Please revise the section entitled “The Companies” on page i as follows:

	a.	revise your claim, in the second full paragraph, in page ii, that you “offer a wide range of loan products” to disclose that over 89 percent of your loans are real estate;

b.
revise your disclosure in the second sentence of the fourth full paragraph of economic conditions in your market to provide more detail including quantitative data or provide a cross reference to this information elsewhere in the prospectus; and

	c.	revise your statement regarding loan performance in the fourth and fifth sentences to disclose the amount of loans 30-89 days past due and the amount 90 days or more past due.

Response - The requested revisions for items a. and c. have been made on page ii of the prospectus for information pertaining to the market area. With respect to item b., the economic conditions since 2007 have generally had a negative effect on the banking industry, including the economic conditions for the State of Washington, which comprises the Bank’s market area. We have not been able to locate quantitative data to support this statement from publically available sources. The Washington Center for Real Estate Research and RealtyTrac, provide quantitative data regarding the economy in the Bank’s market area. Specifically, according to the Washington Center for Real Estate Research, median home prices in the State of Washington have declined from $293,900 as of the fourth calendar quarter of 2007 to $245,900 as of the first quarter of 2010. In addition, using data from RealtyTrac, the foreclosure rate in the State of Washington has increased from 0.57% foreclosure rate in 2007 (one foreclosure for every 175 homes), to a 1.29% foreclosure rate in 2009 (one foreclosure for every 78 homes). RealtyTrac monthly data for year-to-date 2010 indicates additional increases in foreclosure rates. Regarding unemployment rate trends, in our six county market area the average unemployment rate has risen from 5.2% as of September 2007 to 10.5% as of June 2010. This compares unfavorably to national unemployment rates of 4.7% and 9.5%, respectively, as of the same dates. We have not included this data in the prospectus since we would be required to obtain consents from these companies for the use of this information.

4.	Please revise the section entitled “Operating Strategy” on page iii, as follows:

	a.	Please revise your claim in the first sentence that these changes were “in response to these financial challenges” to include those changes made in response to the Cease and Desist Order;

Securities and Exchange Commission	Breyer & Associates pc
October 7, 2010

b.	Please disclose in the section regarding “Expanding Our Product Offerings,” on page iii, that only five percent of your loan portfolio is made up of commercial business loans;

c.
Please explain in the section titled “Attracting Core Deposits,” on page iii, in light of the fact that your deposits have dropped from over $471 million as of June 30,2009 to over $355 million as of June 30, 2010;

d.
Please disclose in the section entitled “Continued Expense Control,” on page iv, to disclose that your non-interest expense decreased by only $409,000 from 2009 to 2010 which was less than two percent of your non- interest expense in 2009; and

e.
Please provide the basis for your claim in the section entitled “Disciplined Franchise Expansion,” on page iv, that you expect “modest organic growth once the Order is lifted” and explain how the Order has hindered your growth.

Response – This information has been added on pages iv and v, and also on pages 34 and 35 of the prospectus in response to this comment.

How We Determined the Offering Range, page vi

5.
We note that the peer group discussed on page vi contains only two companies with assets worth less than you but eight companies with more assets, four of which are substantially more. Please explain the basis for selecting companies in the peer group. Please disclose the net income of each of the members of the peer group in the table on page vi and each of the companies that you cite in the table on page viii.

Response - Further information on the peer group was added on page vii and the net income (loss) has been added to the tables on pages viii and x of the prospectus.

Risk Factors

General

6.
We note that you have included thirty four risk factors over fifteen pages of your Registration Statement, Please revise this section to comply with Item 503(c) of Regulation S-K which requires that you disclose in this section “the most significant factors that make the offering speculative or risky.” Item 503(c) specifically notes that an issuer should not present risks that apply to any issuer or any offering. Please review each of the thirty four risks and remove those that do not comply with this directive. In addition, please revise this section to comply with the instruction that that the risk factor section “is intended to be a summary of more detailed discussion contained elsewhere in the

Securities and Exchange Commission	Breyer & Associates pc
October 7, 2010

document.” Please provide in each risk factor a reference to the location of the related more detailed discussion.

Response – We have made substantial revisions to the Risk Factors section on pages 1- 13 of the prospectus and eliminated a number of risk factors, shortened others and added appropriate cross references.

We are subject to increased regulatory scrutiny..., page 1

7.
Please revise your description of the reason for the Cease and Desist Order being that the FDIC determined that you “required special supervisory attention” and replace it with a statement the FDIC and the State of Washington Department of Financial Institutions “had reason to believe that the Bank had engaged in unsafe or unsound banking practices and violations of law and/or regulations.” In addition, please revise your claim in the second paragraph on page 2 that you are in “substantial compliance” with the Cease and Desist Order to identify each provision of the Cease and Desist Order that you have not fully complied with to the satisfaction of the FDIC and the State of Washington Department of Financial Institutions.

Response – We have revised the disclosure on pages 1 and 2 of the prospectus in response to this comment.

8.
Please consider including separate risk factors to address each of the unsafe and unsound banking practices identified in the Cease and Desist Order to address the risk and the consequences to you of your failing to raise enough capital in this offering to satisfy the minimum requirement set by the FDIC and the State of Washington Department of Financial Institutions.

Response – Please be advised that the capital condition in the Order itself contemplates this mutual to stock conversion so that there is no consequences to the Bank in failing to raise enough capital in this offering to satisfy the minimum requirement set by the FDIC and the State of Washington Department of Financial Institutions. Also, please see the regulatory capital table on page 26 indicating our compliance with the Order upon completion of the offering.

We have originated a large amount of construction loans through a broker, page 5

9.
Please provide us with more detail regarding your relationship with the unnamed broker, including any relationship between any director or officer and the broker. Please explain the reasons why these loans “received limited analysis and underwriting.”

Response – The Portland, Oregon, broker relationship began with an introduction to Anchor Bank in late 2001. The principal of the brokerage firm was a former commercial banker and real estate construction lender who had operated in southwest Washington and northwest Oregon for many years. The broker’s knowledge of Anchor Bank was through professional affiliations in banking in the region, and contact was initiated at a time when both Anchor Bank

Securities and Exchange Commission	Breyer & Associates pc
October 7, 2010

and the broker were looking to grow builder relationships. Other than the loan broker relationship which developed from the 2001 introduction, no other relationship with managers, officers, or directors of the Bank ever existed. As disclosed in the section entitled “- Construction and Land Loans” on page 68 of the prospectus, we clarified that prior to the latter part of 2007 all of our construction loans received limited analysis and underwriting as we were a predominantly a collateral based lender.

Pro Forma Data, page 26

10.
You disclose on page 26 that you estimate total expenses at approximately $1.1 million. However, in your tabular disclosure on page 27, you deduct expenses of approximately $1.6 to $1.7 million in your various calculations of estimated investable net proceeds. Please revise to clarify this apparent discrepancy, and to include a footnote to your tabular disclosure on page 27 that explains how you calculated the expense amounts shown in each column.

Response – An explanation is provided in the new footnote 2 on page 30 of the prospectus.

11.	Please revise to include a footnote to your tabular disclosure on page 27 that explains how you calculated the “number of shares outstanding for pro forma income per share calculations.”

Response – An explanation is provided in new footnote 5 on page 30 of the prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

12.	Please revise the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to provide detailed analysis of the following:

	a.	how you have changed in response to the Cease and Desist Order issued by FDIC and the State of Washington Department of Financial Institutions and the FDIC’s January 2009 Report of Examination;

	b.	how the practices criticized by the FDIC and the State of Washington Department of Financial Institutions have affected your results of operations;

	c.	how the changes ordered by the FDIC and the State of Washington Department of Financial Institutions have affected your results of operations; and

	d.	how the problems cited by the FDIC and the State of Washington Department of Financial Institutions may continue to adversely affect you.

Response – We have included a new section entitled “Compliance With the Order” on page 33 of the prospectus in response to this comment.

Securities and Exchange Commission	Breyer & Associates pc
October 7, 2010

Asset Quality

Non-performing Assets, page 77

13.	We note your disclosure on page 78 that none of you construction/land development loans which were 90 days delinquent and still accruing interest at June 30, 2010 were dependent upon interest reserves for payments. We also note your disclosure on page 69 that “all of your construction loan portfolio consisted of loans requiring interest only payments, of which $3.5 million or 9.5% of the total construction loans were relying on the interest reserve to make this payment.” We also note that it appears that this portfolio has a relatively high amount credit risk. Please revise to disclose, either here or in your disclosures on page 69, the following information related to construction loans with interest reserves:

	a.	Your policy for recognizing interest income on these loans.

	b.	Flow you monitor the projects throughout their lives to make sure the properties are moving along as planned to ensure appropriateness of continuing to capitalize interest.

	c.	Whether you have extended, renewed or restructured terms of the loans and the reasons for the changes.

	d.	Your underwriting process for these loans and any specific differences as compared to loans without interest reserves.

	e.	Whether there were any situations where additional interest reserves were advanced to keep a loan from becoming nonperforming.

f.
Separately quantify the amount of interest reserves recognized as interest income during the periods presented, the amount of capitalized interest recorded in your loan portfolio, and the amount of these loans that are non-performing.

Response -We have added disclosure on pages 70 and 71 of the prospectus in response to this comment.

Restructured Loans, page 78

14.
We note your response and revised disclosure to prior comment 15 from our letter dated December 10, 2009 regarding troubled debt restructurings. Please tell us and revise to disclose whether you have any other loan modification programs or hold any other restructured loans that you believe do not qualify as a troubled debt restructuring. If so, please

Securities and Exchange Commission	Breyer & Associates pc
October 7, 2010

revise to disclose specific information about the loan modification program(s), including the amount of loans held at each period end under the program(s), the program(s) terms, etc.

Response - There are no other loan modification programs used by Anchor Bank which are not identified as troubled debt restructurings. It is the Bank’s policy to track and report all loans modified to terms not generally available in the market, except for those outside of the materiality threshold established for such tracking and reporting. Loans with principal balances of less than $50,000, and loans with temporary modifications of six months or less are deemed to be immaterial and not included within the tracking and reporting of troubled debt restructurings.

15.	Please tell us and revise future filings to disclose whether you have performed any construction, commercial real estate (CRE) or other type of loan workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of workouts, please provide us with the following information and revise to disclose the following:

	a.	Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented.

	b.	Discuss the benefits of this workout strategy, including the impact on interest income and credit classification.

c.
Discuss the general terms of the new loans and how the A note and B note differ, specifically whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates.

	d.	Clarify whether the B note is immediately charged-off upon restructuring.

e.
Describe your nonaccrual policies at the time of modification and subsequent to the modification. Specifically disclose whether you consider the total amount contractually due in your nonaccrual evaluation and how you consider the borrower’s payment performance prior to the modification.

	f.	Confirm that the A note is classified as a troubled debt restructuring and explain your policy for removing such loans from troubled debt restructuring classification.

Response – The Bank has not performed any loan workouts or restructurings which have resulted in multiple new loans under the A Note/B Note structure. At June 30, 2010, there were no loan workouts which were in process and likely to result in a Primary/Sub Note configuration.

Securities and Exchange Commission	Breyer & Associates pc
October 7, 2010

16.	Please tell us and revise to address the following regarding your construction or commercial loans:

a.
Tell us whether you have noticed an increase in construction or commercial loans that have been extended at maturity for which you have not considered the loan to be impaired due to the existence of guarantees. If so, tell us about the types of extensions made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent.

b.
Disclose in detail how you evaluate the financial wherewithal of the guarantor. Address the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed.

	c.	Disclose how you evaluate the guarantor’s reputation and willingness to work with you and how this affects any allowance for loan loss recorded and the timing of charging-off the loan.

	d.	Disclose how the guarantor’s reputation impacts your ability to seek performance under the guarantee.

	e.	Disclose how many times you have sought performance under a guarantee and discuss the extent of the successes.

f.
When the impaired loan is carried at a value in excess of the appraised value due to the guarantee from the borrower, disclose in detail how you evaluate and determine the realizable value of the borrower guarantee. Specifically discuss the extent of your willingness to enforce the guarantee.

Response – We have added disclosure on pages 81 and 82 of the prospectus in response to this comment.

Incentive Compensation Program, page 104

17.
Please disclose the specific targets the compensation committee set for participants in your incentive compensation plan. We note that no incentive awards were made under the plan due to your results of operations, however, the specific targets are still relevant.

Response – Because of the existence of the Order and the condition of the Bank, there are no plans to make incentive payments and no targets were established. As a result, additional disclosure has been added to page 109 of the prospectus in response to this comment.

Securities and Exchange Commission	Breyer & Associates pc
October 7, 2010

Summary Compensation Table, page 106

18.
We note that Mr. Schultz received a one-time bonus payment of $12,000 in 2010; however this has been reported in the “non-equity incentive plan compensation” column. Please revise the table to include this amount in a “bonus” column or provide consistent disclosure in the section which discusses non-equity incentive compensation.

Response – The table on page 110 of the prospectus has been revised to properly characterize Mr. Schultz’s payment as a bonus.

Grants of Plan Based Awards

19.
We note that you do not include a Grants of Plan Based Awards table, as contemplated by Item 402(a)(5) of Regulation S-K. The triggering event for the GPBA is the date on which the compensation committee approved the plan-based award, not the date on which cash or stock was actually paid. Thus, a GPBA table is required even where payments are not actually made. It appears the awards were approved in the first quarter by the compensation committee. Therefore, the company must disclose the threshold, target and maximum amounts payable under the non-equity incentive plan.

Response – As stated in the response to Comment 17, as a result of the existence of the Order and the condition of the Bank, no targets were established for the years ended June 30, 2010 and 2011. Further, there is no potential for awards and no awards were approved in the first quarter by the compensation committee. Instead of inserting the Grants of Plan Based Awards table, we instead disclose the fact that for the previous and current year, targets were not established and non-equity incentive compensation has not been and will not be paid on page 109 of the prospectus.

Consolidated Financial Statements

Note 16 — Fair Value Measurements, page F-3 5

20.	We note your response and revised disclosure to prior comment 17 from our letter dated December 10, 2009. Please address the following:

a.
We note that you have removed Loans Held for Sale from your fair value hierarchy disclosures on page F-35. Please revise to include those amounts in your assets and liabilities measured at fair value on a recurring basis tabular disclosure.

	b.	Further, please revise to ensure all other financial instruments measured at fair value on a recurring or non-recurring basis have been included in your disclosure on page F-35, as appropriate.

Securities and Exchange Commission	Breyer & Associates pc
October 7, 2010

c.
We note from your response and revised disclosure on page F-36 that you classify Loans Held for Sale as Level 1 because the fair values are derived directly from quotes obtained from Freddie Mac. Please tell us and revise to disclose in more detail how you determined that the quotes obtained from Freddie Mac qualify as a Level 1 fair value measurement method under paragraphs 40 through 46 of ASC 810-10-35.

Response – The following items are provided in response to this comment:

a.  Please be advised that the loans we consider held for sale are single family fixed rate mortgages underwritten to Freddie Mac (FHLMC) standards and therefore credit quality is not a factor in pricing. There are also commercial real estate loans included in loans held for sale which have been sold to a third party, the pricing of which has been agreed upon by both parties. The table on page F-35 of the prospectus has been revised to reflect this.

b.   All financial instruments measured at fair value have been included on page F-35.

c.   As noted above, the loans we consider held for sale are single family fixed rate mortgages underwritten to Freddie Mac (FHLMC) standards therefore credit quality is not a factor in pricing. The pricing is quoted directly by FHLMC, therefore this is considered a level 1.

21.
We note your response to prior comment 18 from our letter dated December 10, 2009. However, it does not appear that you have revised your disclosure to appropriately address the fact that, as your response indicates, all impaired loans are collateral dependent and you use the fair value of collateral to determine the fair value of your impaired loans. Accordingly, we again ask that you either revise your disclosure on page F-36 to disclose why you believe the present value of cash flows using the loan’s effective rate is reflective of a fair market value considering that it may or may not be reflective of a market rate for that loan, or revise your disclosure to delete your statement that you use the “present value of expected cash flows discounted at the loan’s effective rate.”

Response – Currently the fair value of impaired loans is determined using the fair value of the collateral. We have updated the footnote on page F-37 in response to this comment.

Exhibit 5; Legality Opinion

22.	Please make sure to reference the registration statement, as amended, in the first paragraph of your opinion and in the subject line.

Response –The legal opinion has been amended in response to this comment.

23.	Please revise your numbered opinion to reference the common stock issued in connection with the registration statement, as opposed to the common stock that “may be issued.”

Securities and Exchange Commission	Breyer & Associates pc
October 7, 2010

Response – The legal opinion has been amended in response to this comment.

Additionally, in response to the Staff’s request, the Company acknowledges that (i) it is responsible for the adequacy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

*****

Any questions regarding the responses to the accounting comments should be directed to Terri L. Degner, Chief Financial Officer, Anchor Bancorp [telephone: (360) 532-6222, Fax: (360) 532-7224 and email: tdegner@anchorsb.com].

We appreciate the Staff’s assistance in reviewing Amendment No. 3, and request that the Staff direct any questions concerning the responses to the legal comments to the undersigned.

Sincerely,

John F. Breyer, Jr.

JFB/ktr/1067
Enclosures

cc:	Jonathan E. Gottlieb, Esq., Securities and Exchange Commission
Rebekah Moore, Staff Accountant, Securities and Exchange Commission
Kevin L. Vanghn, Accounting Branch Chief, Securities and Exchange Commission
Brad Williamson, Director, Division of Banks, Washington Department of Financial Institutions
Gloria McVey, Program Manager, Washington Department of Financial Institutions
Stan Ivie, Regional Director, Federal Deposit Insurance Corporation, San Francisco, CA
Jerald L. Shaw, President and Chief Executive Officer, Anchor Mutual Savings Bank
Terri L. Degner, Chief Financial Officer, Anchor Mutual Savings Bank
Mike Thronson, CPA, Partner, Moss Adams LLP
Dustin Birashk, CPA, Senior Manager, Moss Adams LLP
Patricia A. McJoynt, Keefe, Bruyette & Woods, Inc.
John P. Soukenik, Esq., Elias, Matz, Tiernan & Herrick LLP
Ronald S. Riggins, RP Financial, LC.
Jim Oren, RP Financial, LC.
Dave M. Muchnikoff, Esq., Silver Freedman & Taff, L.L.P.